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                  [Letterhead of Morgan, Lewis & Bockius LLP]

STEPHEN P. FARRELL
212-309-6050
sfarrell@morganlewis.com

September 8, 2006

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Jefferies Group, Inc. (File No. 1-14947)

Ladies and Gentleman:

On behalf of our client, Jefferies Group, Inc., we are hereby filing via Edgar its responses to the August 11, 2006 letter of the staff of the Securities and Exchange Commission addressed to Jefferies Group, Inc. in respect of its Annual Report on Form 10-K for the year ended December 31, 2005. If you have any questions or comments regarding this matter, please contact the undersigned at
(212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell

Stephen P. Farrell, Esq.

cc: Jefferies Group, Inc.